UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1  )*

Flamel Technologies, S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

338488 109

(CUSIP Number)

Hope Flack
BVF Partners L.P.
227 West Monroe Street, Suite 4800
Chicago, Illinois 60606
(312) 263-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338488 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 618,652

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 618,652

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 618,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 595,470

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 595,470

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 744,600

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 744,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 744,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Investment 10, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 104,020

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 104,020

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .5%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,062,742

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,062,742

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,062,742

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,062,742

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,062,742

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,062,742

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.5%

14.	Type of Reporting Person (See Instructions) IA, CO

This Amendment No. 1 to Schedule 13D amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on April 21, 2005 by the Reporting Persons and is being filed by the Reporting Persons to disclose a decrease of more than 1% in their beneficial ownership of the Ordinary Shares.

Capitalized terms used herein and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically set forth herein, the information set forth in the Schedule 13D remains unchanged.

The Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons’ percentage ownership of the Ordinary Shares is based on 21,751,590 shares being outstanding, as reported in Flamel's Report on Form 20-F for the fiscal year ended December 31, 2004.

(a)           BVF beneficially owns 618,652 Ordinary Shares, BVF2 beneficially owns 595,470 Ordinary Shares, Investments beneficially owns 744,600 Ordinary Shares, ILL10 beneficially owns 104,020 Ordinary Shares and each of Partners and BVF Inc. beneficially owns 2,062,742 Ordinary Shares, representing percentage ownership of approximately 2.8%, 2.7%, 3.4%, 0.5% and 9.5%, respectively.

(b)           Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Ordinary Shares each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 2,062,742 Ordinary Shares they beneficially own with BVF, BVF2 and Investments, and ILL10.

(c)           The following sales of Ordinary Shares have been made in the last sixty (60) days by the following Reporting Persons.

Sales of Ordinary Shares
Reporting Person	Date	Shares Sold	Weighted Average Price
BVF	July 19, 2005	51,400	$19.7524
	July 20, 2005	37,000	19.9053
	July 21, 2005	9,600	20.0525

Reporting Person	Date	Shares Sold	Weighted Average Price
ILL10	July 19, 2005	8,500	$19.7524
	July 20, 2005	6,000	19.9053
	July 21, 2005	1,600	20.0525

Reporting Person	Date	Shares Sold	Weighted Average Price
BVF2	July 19, 2005	111,500	$19.7524
	July 20, 2005	82,000	19.9053
	July 21, 2005	20,800	20.0525

The sales by the Reporting Persons on July 19, 2005 were effected through Jones Trading Institutional Services LLC and Punk Ziegel & Company in the open market. The sales by the Reporting Persons on July 20, 2005 and July 21, 2005 were effected through Punk Ziegel & Company in the open market.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2005

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

INVESTMENT 10, L.L.C.
By:	BVF Partners L.P., its attorney-in-fact

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President